EXHIBIT 99.1

Galapagos and Gilead discontinue ISABELA Phase 3 trials in IPF

Foster City, CA and Mechelen, Belgium, 10 February 2021, 15.00 CET; regulated information –  Galapagos NV (Euronext & NASDAQ: GLPG) and Gilead Sciences (NASDAQ: GILD) today announced the decision to halt the ISABELA Phase 3 clinical studies with the investigational autotaxin inhibitor ziritaxestat in patients with idiopathic pulmonary fibrosis. The decision is based on the recommendations of the Independent Data Monitoring Committee (IDMC) which, following a regular review of unblinded data, concluded that ziritaxestat’s benefit-risk profile no longer supported continuing these studies. Detailed data of the ISABELA studies will be presented at future medical meetings.

Investigators are being informed of the decision and they will be contacting their study participants to discontinue the investigational treatment.

The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 & 2, aiming to enroll 1,500 IPF patients combined. Patients continued on their standard of care background treatment and were randomized on to either 200mg or 600mg ziritaxestat once daily or placebo. The primary endpoint was the rate of decline of forced vital capacity until week 52.

“We are very disappointed not to be able to bring a novel medication to patients suffering from such a devastating disease with high unmet need. We would like to thank the patients and the medical professionals who participated in the ISABELA studies and contributed to the advancement of IPF research. We intend to learn from this data in our continued commitment to develop therapies in IPF and fibrosis,” said Dr. Walid Abi-Saab, Chief Medical Officer of Galapagos.

“We are extremely disappointed by this news. Despite this setback, we remain committed to leveraging our novel target research engine and strong cash balance to discover potential therapies for IPF and fibrosis,” said Onno van de Stolpe, CEO of Galapagos.

Ziritaxestat (GLPG1690) is an investigational autotaxin inhibitor discovered by Galapagos. Gilead in-licensed ex-European rights to ziritaxestat in July 2019 and commenced sharing the Phase 3 development costs.

All clinical trials with ziritaxestat, including the long-term extension of the Phase 2a NOVESA trial in systemic sclerosis, will be discontinued.

About Gilead Sciences
Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis and cancer. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, California. For more information on Gilead Sciences, please visit the company’s website at www.gilead.com.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Contacts Galapagos
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Global Head of Communications & Public Affairs
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Anna Gibbins
Senior Director IR	Senior Communications Director – Therapeutic Areas
+32 485 19 14 15	+44 (0) 7717 801900
ir@glpg.com	communications@glpg.com

Contacts Gilead
Investors:	Media:
Jacquie Ross	Arran Attridge
+1 (408) 656-8793	+1 (650) 425-8975

Gilead Forward-Looking Statement
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including the risk that Gilead may not realize any anticipated benefits from the collaborations with Galapagos; difficulties or unanticipated expenses in connection with the collaborations; the potential effects on Gilead's revenues and earnings; the ability of the companies to discover, develop and commercialize any products under the collaborations; the ability of the companies to initiate and complete clinical trials involving any product candidates under the collaborations in the currently anticipated timelines or at all; the possibility of unfavorable results from ongoing and additional clinical trials involving any product candidates under the collaborations; uncertainties relating to regulatory applications and related filing and approval timelines, the risk that any marketing approvals, if granted, may have significant limitations on its use; the possibility that the companies may make a strategic decision to discontinue development of involving any product candidates under the collaborations, and as a result, such products may never be successfully commercialized; and the accuracy of any assumptions underlying any of the foregoing. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These and other risks are described in detail in Gilead’s periodic reports filed with the U.S.  Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

Galapagos Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent risks associated with clinical trial and product development activities, competitive developments, and regulatory approval requirements, including the risk that data from the ongoing and planned clinical research programs with ziritaxestat may not support registration or further development due to safety, efficacy or other reasons for IPF, systemic sclerosis or any other indication, Galapagos’ reliance on collaborations with third parties, including the collaboration with Gilead for ziritaxestat, the uncertainty regarding estimates of the commercial potential of ziritaxestat, and the possibility that Galapagos and Gilead may make a strategic decision to discontinue development of ziritaxestat and that ziritaxestat may as a result never be successfully commercialized, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

Ziritaxestat is investigational; its efficacy and safety have not been fully evaluated by any regulatory authority and it is not yet approved for any use outside of clinical trials.